

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 7, 2022

David Thompson
Chief Executive Officer
Creative Media & Community Trust Corp
17950 Preston Road, Suite 600
Dallas, Texas 75252

> **Re: Creative Media & Community Trust Corp**
> **Registration Statement on Form S-3**
> **Filed October 27, 2022**
> **File No. 333-268032**

Dear David Thompson:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Joseph Ambrogi at 202-551-4821 or Ruairi Regan at 202-551-3269 with any questions.

Sincerely,

Division of Corporation Finance
Office of Real Estate & Construction

cc: Patrick S. Brown, Esq.